September 10, 2018

John Reynolds

Assistant Director

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:CW Petroleum Corp

Offering Statement on Form 1-A, Amendment No. 3

File No.: 024-10846

Dear Mr. Reynolds:

Enclosed is Amendment Three to the above Offering Statement. The changes in this Amendment have been made in response to staff comments. The paragraph numbers below correspond to the numbered comments in your comment letter dated September 6, 2018.

Financial Statements

1.Certain numbers in the Balance Sheets and Statements of Operations were inadvertently omitted from EDGARIZED drafts for previously filed Amendments. All such numbers have been restored and included with the accompanying filing. The EDGARIZED draft of the accompanying filing has been carefully reviewed by the Company and our Independent Auditors prior to filing.

2.A currently dated consent issued by our Independent Registered Accounting Firm is included as an Exhibit to the accompanying Amendment.

Sincerely,

/s/ Christopher Williams

Christopher Williams

President

cc: Morgan E. Petitti, Esq.

23501 Cinco Ranch Blvd

Suite H120 -#325

Katy, TX 77494